08025628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 11 2008
Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25628

8532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICHARD D. SCHUBERT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

241 E. SAGINAW STE 505
(No. and Street)

EAST LANSING, MI 48823
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD D. SCHUBERT 517-332-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LYLE D. HEPFER & CO, PC
(Name – *if individual, state last, first, middle name*)

715 N. CEDAR ST LANSING, MI 48906
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD D. SCHUBERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICHARD D. SCHUBERT, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Richard D. Schubert
Signature

PRESIDENT
Title

Linda L. Kelly
Notary Public

LINDA L. KELLY
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF CLINTON
My Commission Expires May 12, 2013
Acting in the County of Ingham

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHARD D SCHUBERT INCORPORATED

EAST LANSING, MICHIGAN

DECEMBER 31, 2007

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
BALANCE SHEET	2
STATEMENT OF INCOME	3
STATEMENT OF RETAINED EARNINGS	4
STATEMENT OF CASH FLOWS	5
COMPUTATION OF NET CAPITAL AND COMPUTATION OF 17a-5(d)(1)	6
NOTES TO FINANCIAL STATEMENTS	7
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL	8

LYLE D. HEPFER & COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS
715 N. CEDAR STREET, LANSING, MICHIGAN 48906 TELEPHONE (517) 484-1346

INDEPENDENT AUDITOR'S REPORT

January 25, 2008

Board of Directors
Richard D. Schubert Incorporated
East Lansing, Michigan

We have audited the accompanying balance sheet of RICHARD D. SCHUBERT INCORPORATED as of December 31, 2007, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richard D. Schubert Incorporated as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lyle D Hepfer CPC

Certified Public Accountants

RICHARD D. SCHUBERT INCORPORATED

BALANCE SHEET

DECEMBER 31, 2007

ASSETS

CURRENT ASSETS		
Investments - Money Market Funds	$	91,590.37
Accounts Receivable		51,440.69
TOTAL CURRENT ASSETS		143,031.06
FIXED ASSETS		
Furniture and Fixtures		5,418.93
Vehicles		88,080.75
		93,499.68
LESS Accumulated Depreciation		93,499.68
NET FIXED ASSETS		0.00
TOTAL ASSETS		143,031.06

LIABILITIES

CURRENT LIABILITIES	
Accrued Payroll Tax	61.40
Acrued Single Business Tax	1,816.00
TOTAL CURRENT LIABILITIES	1,877.40
STOCKHOLDERS' EQUITY	
Common Stock - Par Value $10.00	
Authorized - 5,000 Shares	
Issued - 500 Shares	5,000.00
Retained Earnings	136,153.66
TOTAL STOCKHOLDERS' EQUITY	141,153.66
TOTAL LIABILITIES AND EQUITY	143,031.06

See accompanying notes and auditor's report

RICHARD D. SCHUBERT INCORPORATED

STATEMENT OF INCOME

JANUARY 1, 2007 TO DECEMBER 31, 2007

INCOME			
Commissions	$	691,366.87	
Interest		9,939.33	
TOTAL INCOME		701,306.20	100.0 %
EXPENSES			
Auto Expense		8,202.12	1.2
Dues & Subscriptions		606.97	0.1
Fees & Bonds		570.00	0.1
Legal & Accounting		5,386.00	0.8
Office Supplies		271.69	0.0
Postage		250.00	0.0
Rent		6,967.00	1.0
Salaries		50,000.00	7.1
Taxes - Payroll		3,886.40	0.6
Taxes - Single Business		5,806.00	0.8
Telephone		720.02	0.1
Travel, Entertainment & Seminars		13,893.70	2.0
TOTAL OPERATING EXPENSES		96,559.90	13.8
NET INCOME FOR THE YEAR		604,746.30	86.2
EARNINGS PER SHARE		1,209.49	

See accompanying notes and auditor's report.

RICHARD D. SCHUBERT INCORPORATED

STATEMENT OF RETAINED EARNINGS

JANUARY 1, 2007 TO DECEMBER 31, 2007

BALANCE, JANUARY 1, 2007	$	81,407.36
ADD		
Net Income for the Year		604,746.30
		686,153.66
DEDUCT		
Dividends Paid		550,000.00
BALANCE, DECEMBER 31, 2007		136,153.66

See accompanying notes and auditor's report.

RICHARD D. SCHUBERT INCORPORATED

STATEMENT OF CASH FLOWS

JANUARY 1, 2007 TO DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income for the Year	$	604,746.30
Add (Deduct) Items Not Affecting Cash:		
Increase in Accounts Receivable		(22,291.16)
Decrease in Accounts Payable		(1,055.50)
Decrease in Accrued Taxes		(47.00)
TOTAL CASH FLOWS FROM OPERATING ACTIVITIES		581,352.64
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends Paid		(550,000.00)
INCREASE IN CASH AND CASH EQUIVALENTS		31,352.64
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		60,237.73
CASH AND CASH EQUIVALENTS, END OF YEAR		91,590.37
INTEREST PAID		0.00
FEDERAL INCOME TAXES PAID		0.00

See accompanying notes and auditor's report.

RICHARD D. SCHUBERT INCORPORATED

COMPUTATION OF NET CAPITAL AND COMPUTATION OF 17a-5(d)(1)

JANUARY 1, 2007 TO DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL		
Total Ownership Equity	$	141,153.66
Deduct Non-Allowable Assets		0.00
		141,153.66
Deduct Haircuts on Securities - Other		(1,831.81)
Net Capital		139,321.85

COMPUTATION OF 17a-5(d)(1) RESERVE REQUIREMENT		
Minimum Net Capital Required	$	125.15
Minimum Dollar Requirement		5,000.00
Net Capital Requirement (Greater of Above)		5,000.00
Excess Net Capital		134,321.85
Excess Net Capital @ 1000% (net cap - 10% of AI Liabilites)		139,134.11
Total AI Liabilities from Balance Sheet		1,877.40
Total Aggregate Indebtedness		1,877.40
Ratio of AI/NC		1

There are no material differences between the Report of Audit and the Focus Report Part IIA as submitted.

Lyle D. Hepfer & Comapny, P.C.

See accompanying notes and auditor's report.

RICHARD D. SCHUBERT INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

ORGANIZATION AND PURPOSE

Richard D. Schubert Incorporated is a Michigan, USA Corporation which is engaged in the brokerage of securities and insurance products.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Assets and liabilities and revenues and expenditures are recognized on the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Property and equipment are stated at cost. Depreciation is computed using straight lives ranging from 5 to 7 years.

EMPLOYEE RETIREMENT PLAN

The company made no contributions to the pension plan for year 2007.

FEDERAL INCOME TAXES

Richard D. Schubert, Inc. elected Subchapter S effective January 1, 1999. Therefore there are no federal income taxes recorded.

LYLE D. HEPFER & COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS
715 N. CEDAR STREET, LANSING, MICHIGAN 48906 TELEPHONE (517) 484-1346

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

January 25, 2008

Board of Directors
Richard D. Schubert Incorporated
East Lansing, Michigan

We have examined the adequacy of Richard D. Schubert Incorporated's internal control over financial reporting as of December 31, 2007 based on SEC rule 17a-5. Richard D. Schubert Incorporated's management is responsible for maintaining effective control over financial reporting. Our responsibility is to express an opinion on whether the internal control is adequate to meet such criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We understand that the agency considers the controls over financial reporting that meet the criteria referred to in the first paragraph of this report adequate for its purpose. In our opinion, based on this understanding and on our examination, Richard D. Schubert Incorporated's internal control over financial reporting as of December 31, 2007 is adequate, in all material respects, based on the criteria established by the SEC rule 17a-5.

Lyle D. Hepfer & Co. PC
Certified Public Accountants

END